2025 REPORT

Reel Paper



LETTER

Dear investors,

We've got the financial numbers covered, so tell your investors in human words how this past year went for you. It's possible that it's been a while since they heard from you, so remind them why they believed in you in the first place!

We need your help!

As Reel continues into its next phase, one of the most meaningful ways you can continue to support the company is by doing what got us here in the first place—buying and promoting our products. Whether in stores or online, your continued engagement as customers and advocates makes a real impact, from driving velocity at retail to strengthening the brand's presence in a competitive

market.

Sincerely,

Livio Bisterzo

Founder & Chairman

Joe Stilphen

CFO

How did we do this year?

REPORT CARD

A-

☺ The Good

- Continued growth in all channels highlighted by SKU expansion at Target
- Executed our first roadshow with Costco and saw strong results
- Negotiated extended terms with our top supplier improving our working capital cycle

☹ The Bad

Tariff uncertainties

Demand driving spend reduction responding to tariff uncertainties

Inventory imbalances and availability issues periodically constrained growth

2025 At a Glance

January 1 to December 31


$$$$

$24,372,958 +20%
Revenue



-$1,043,731
Net Loss


IOU!

$7,811,445 +71%
Short Term Debt



$1,185,000
Raised in 2025



$650,000
Cash on Hand
As of 03/31/25

INCOME BALANCE NARRATIVE



Revenues
Profit
$20,307,370
-$2,921,573
$24,372,958
-$1,043,731
2024
2025

Net Margin: -4% Gross Margin: 38% Return on Assets: -11% Earnings per Share: -$0.04

Revenue per Employee: $2,437,296 Cash to Assets: 0% Revenue to Receivables: 684

Debt Ratio: 176%

CompanyOverview_wCashFlow_2024.pdf

CompanyOverview_wCashFlow_2025.pdf

We ❤ Our 760 Investors

Thank You For Believing In Us

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Thank You!

From the Reel Paper Team





Livio Bisterzo in

Founder & Chairman

20+ years CPG entrepreneur and innovator; Founder of Hippeas Snacks



David VanHimbergen in

CEO

18+ years of brand building at Procter & Gamble; Founder of Tide Spin (Tide Cleaners); three time CEO



Joe Stilphen in

CFO

CPG finance and operations veteran. Ex-P&G & PNC. 12+ years of global experience, including Brand Finance leader...



Jeffrey Borsuk in

VP of Marketing

8+ years of managing performance marketing teams to help startups grow 200% YoY. Formerly CLEAR Secure...



Lisa Sumner in

VP of Retail

Sales leader with 20+ years in CPG, driving significant growth for both large healthcare brands (Tylenol, Tums) and emerging...







Andrew Sylvester in

VP of Strategy

Experience in venture capital and strategy at UTA ventures talent agency.



Katja Lerner in

Advisor

Held executive R&D positions at Kimberly-Clark and Johnson & Johnson

Details

The Board of Directors

Director	Occupation	Joined
Livio Bisterzo	Executive @ Green Park Brands LP	2019

Officers

Officer	Title	Joined
Livio Bisterzo	Chairman	2019
Joe Stilphen	CFO	2022

Voting Power

Holder	Securities Held	Voting Power
Green Park Brands LP	12,328,480 Common. 85% owned by Livio Bisterzo	42.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
07/2018	$200,000	Common Stock	Section 4(a)(2)
06/2020	$1,820,000		Section 4(a)(2)
11/2020	$500,000		Section 4(a)(2)
08/2021	$2,308,300		Section 4(a)(2)
08/2021	$3,300,000		Section 4(a)(2)
01/2023	$850,000	Safe	Section 4(a)(2)
02/2023	$5,187,321		Section 4(a)(2)

05/2023	$4,500,000		Other
07/2023	$675,000	Safe	Section 4(a)(2)
12/2023	$930,000		Section 4(a)(2)
12/2023	$478,000		4(a)(6)
02/2024	$3,500,000		Section 4(a)(2)
06/2024	$618,000		Section 4(a)(2)
10/2024	$1,523,034	Safe	Section 4(a)(2)
02/2025	$1,185,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
06/22/2020	$1,820,000	3.0%	15.0%	$15,000,000	04/30/2024
11/06/2020	$500,000	3.0%	15.0%	$20,000,000	04/30/2024
08/17/2021	$2,308,300	3.0%	20.0%	$30,000,000	04/30/2024
08/30/2021	$3,300,000	6.0%	20.0%	$30,000,000	04/30/2024
02/08/2023	$5,187,321	3.0%	20.0%	$45,000,000	04/30/2024
12/04/2023	$930,000	15.0%	20.0%	$45,000,000	02/28/2027
06/28/2024	$618,000	15.0%	20.0%	$40,000,000	06/28/2027
02/28/2025	$1,185,000	15.0%	20.0%	$40,000,000	02/28/2028

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Montage Capital II, L.P.	05/05/2023	$4,500,000	$3,975,000	13.0%	05/05/2027	Yes
Tab Bank	02/27/2024	$3,500,000	$2,500,000	10.0%	02/27/2027	Yes

Related Party Transactions

The Company had approximately $29,000 in receivables to affiliates for expenses paid by the Company on behalf of the affiliates at December 2022 and 2021. The balances are due upon demand and are included in repaid expenses and other current assets in the accompanying balance sheet at December 31, 2022 and 2021.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	30,000,000	29,397,098	Yes

Warrants:	1,433,091
Options:	4

Form C Risks:

Our future success depends on foreign and domestic suppliers that manufacture our products. Any production problems could lead to delays or cost overruns. These may include rising inputs costs, supplier reliability, quality control, or challenges in scaling up production.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Livio Bisterzo is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

A sufficient number of customers may not be interested in sustainable and/or tree-free household paper. When switching to a sustainable option, consumers may face trade offs in price and product performance. The sustainable segment of the household paper market may remain small.

Our products compete for customers and shelf space against established brands that are owned by large multinational CPG companies like Procter & Gamble and Kimberly-Clark. These large CPG conglomerates have greater access to marketing and R&D resources, which could be used to capture our customers or to create a superior product.

There are relatively few barriers to entry in the product categories that we operate in, especially for online & direct-to-consumer sales channels. Our products can be copied or imitated by new or established competitors. Our future success depends on our ability to create a lasting brand that consumers know and trust.

Our future success depends on our ability to raise sufficient capital to fund our sales growth and meet our existing debt obligations. Our business has been unprofitable to-date, and we expect to remain unprofitable in the near term. We are reliant on outside investors to fund our losses until we can achieve profitability (or reach a liquidity event.)

We rely on shipping, freight, and warehousing partners to import our finished good and to distribute to retailers and customer households. Any disruptions to our supply chain could lead to delays or cost overruns. These may include issues with import tariffs, inventory losses, or out-of-stocks.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the
purchaser, to a trust created for the benefit of a member of the family of the purchaser or

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Reel Products, Inc.

Delaware Public Benefit Corporation
Organized April 2018
10 employees
730 Arizona Ave
Suite 200
Santa Monica CA 90401 https://reelpaper.com/

Business Description

Refer to the Reel Paper profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Reel Paper is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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